NEWS RELEASE 09-07	MARCH 30, 2009

FRONTEER REPORTS FISCAL 2008 RESULTS

Fronteer Development Group Inc. (FRG – TSX/NYSE Amex) reports its financial and operating results for the year ended December 31, 2008. Details of the Company’s financial results are described in the audited consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2008. Further details on each of Fronteer’s projects and activities can be found on the Company’s website: http://www.fronteergroup.com and on SEDAR at http://www.sedar.com. All amounts are presented in Canadian dollars unless otherwise stated. Fronteer will be hosting its annual general meeting on May 7, 2009 in Toronto, Ontario.

Overview

Fronteer is a gold-focused exploration and development company committed to discovering and advancing deposits with production potential. The Company’s vision is to become a near term, mid-cap gold-growth company advancing a pipeline of exploration, development and production projects. The Company has an interest in several major gold and copper-gold projects throughout Nevada, USA and northwest Turkey. Among its large portfolio of precious metal mineral rights in Nevada, the company’s key projects include Northumberland, one of the largest undeveloped Carlin-type gold deposits in the state; Long Canyon, a discovery potentially defining a new gold trend in the Eastern Great Basin; and, Sandman, a property which Newmont USA Limited (“Newmont”), a subsidiary of Newmont Mining Corporation, has the option of advancing to a production decision by June 2011. In Turkey, Fronteer has built and retained a 40% interest in a new mineral district that includes two gold deposits and a third copper-gold porphyry deposit. Fronteer was a founding partner and is the largest shareholder at 92% of Aurora Energy Resources Inc. (“Aurora”) (AXU-TSX), a company focused on advancing a pipeline of growing uranium deposits in Labrador, Canada.

Highlights of the year and through the date of this report are:

  A project-first National Instrument 43-101 compliant resource calculation was completed on the Long Canyon property. At a 0.3 g/t cut-off, the resource comprises 363,000 measured ounces at an average grade of 2.35 g/t gold (4,808,000 tonnes), along with 459,000 inferred ounces at an average grade of 1.63 g/t gold (8,780,000 tonnes). Drilling in 2008 extended high-grade, oxide gold mineralization along trend to 1.7 kilometres. The Company vested a 51% interest in the project and is project operator. Ongoing funding of the US$14,100,000 budget for the project in 2009 is to be shared 51% / 49% between the Company and its joint-venture partner AuEx Ventures Inc. (“AuEx”), respectively.

  Fronteer entered into a joint venture agreement with Newmont dated June 1, 2008, where Newmont may earn an initial 51% interest in Sandman by contributing mineral interests to the joint venture, spending a minimum US$14,000,000 on exploration and making a production decision supported by a bankable feasibility study, committing to fund and construct a mine and undertaking to advance necessary permits by June 2011. Results from Newmont’s solely funded 2008 program (37 holes and 2,800 metres of shallow drilling at a cost of US$3,440,740) underlined the near-surface, high-grade oxide nature of the gold mineralization at Sandman. Newmont’s budget for 2009 is US$5,000,000.

  Fronteer has a 100% interest in the Northumberland Project. During 2008, the Company completed a new resource estimate for the project, increasing the gold-equivalent resource by 28%. Technical work completed in 2008 suggests a number of potential processing alternatives for the project. Plans for 2009 at Northumberland are focused on geological compilations and data analysis of district wide exploration targets on lands surrounding the resource area, metallurgical work, and minor reclamation of past mining activity. The budget for the 2009 is still being developed but will be a minimum of US$1,100,000.

  On January 23, 2009, the Company formally made an offer to acquire all of the outstanding common shares of Aurora that it did not already own. The Company believes that the acquisition is beneficial because: the additional cash resources of Aurora reduces the need for Fronteer to seek equity financing or incur debt to further explore or develop its projects in the near- to mid-term; potentially provides the capability to move forward with new acquisition opportunities; and, provides Fronteer and its shareholders greater exposure to the long term value of this strategic uranium asset. On March 2, 2009, the offer expired and the Company agreed to take up 36,526,336 Aurora Common Shares tendered under the offer. As a result, Fronteer currently owns approximately 92.1% of the issued and outstanding common shares. Fronteer expects to complete, on or about April 21, 2009, a second step transaction, which should give the Company 100% ownership of Aurora.

Exploration Projects

Deferred exploration and acquisition expenditures, net of recoveries for the year ended December 31, 2008 and 2007 totalled $16,573,479 and $1,781,905 in the USA, $193,160 and $907,559 in Turkey, $Nil and $480,827 in Mexico, and $96,996 and $5,246,273 in the Yukon, Canada, respectively.

Operations

Selected Financial Data

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis (“MD&A”) of the financial position and operating results of the company for the twelve months ended December 31, 2008 and 2007 and the audited consolidated financial statements and related notes for the same period.

	Year Ended December 31
	2008	2007
Earnings (loss) for year	($31,708,890)	$20,374,741
Basic and diluted earnings (loss) per share	($0.38); ($0.38)	$0.29; $0.28
Cash invested in mineral properties	$17,077,206	$8,309,527
Cash generated by financing activities	$407,300	$68,909,573
Cash, cash equivalents and short-term deposits	$81,035,276	$99,039,334
Working capital	$78,420,274	$96,903,057
Equity investment in Aurora (1)	$74,945,577	$76,696,684
Equity investment in Turkish Properties (2)	$13,255,365	$12,957,378
Total assets	$403,519,304	$426,437,437
Shareholders’ equity	$338,534,602	$366,849,777

(1)

The Company accounts for its investment in Aurora using the equity method of accounting. At December 31, 2008, the Company owns 42.2% (2007-42.3%) of Aurora. Total market capitalization of Aurora at December 31, 2008, was approximately $131.9 million (2007 - $991.7 million).

(2)

The Company owns 40% of three Teck Cominco Ltd. subsidiaries. All exploration properties and deferred exploration expenditures relating to these properties have been re-classed to Investment in Turkish Properties.

The Company’s net loss for the year ended December 31, 2008 was $31,708,890 or $0.38 per share compared to a net income of $20,374,741 or $0.29 per share for year ended December 31, 2007. Contributing to the period-over-period differences was the recognition of a large non-cash foreign exchange loss on a US dollar denominated future income tax liability, a decrease in the non-cash dilution gain on its investment in Aurora, increased operating expenses such as write-downs of exploration properties, wages and benefits, office and general, and professional fees and a significant decrease in stock-based compensation expense year over year.

The Company recognized a dilution gain of $71,049 for the year ended December 31, 2008, as compared to a dilution gain of $43,039,000 for the year ended December 31, 2007. The Company recognizes a dilution gain when its interest in Aurora is reduced as Aurora issues additional shares. It represents the fair value of the Company’s share of the consideration paid by new investors in Aurora, in excess of the amount that the carrying value of the Company’s investment in Aurora. Aurora issued fewer shares at lower prices in 2008 as compared to the same period in 2007.

Stock-based compensation expense for the year ended December 31, 2008 decreased to $5,988,136 from $8,732,286 for the same period in 2007. Stock-based compensation expense is comprised of the fair value of stock options granted to employees, directors and consultants that vest in the period. The Company grants stock options with varying vesting terms ranging from immediate vesting to vesting over three years. The Company uses the Black-Scholes option pricing model to determine the fair value of options granted and recognizes the fair value of the option as an expense or addition to exploration properties and deferred exploration expenditures over the vesting term of the option.

Liquidity
The Company currently has no operating revenues other than interest income and relies primarily on equity financing as well as the exercise of options to fund its exploration and administrative costs.

The Company has no debt. The only long-term lease commitments are the operating leases for the Company’s office premises and equipment. The Company also has obligations on its mineral property interests that should the Company wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should the Company choose to no longer invest funds exploring the property.

At December 31, 2008, the Company had cash and short-term deposits on its balance sheet of $81,035,276 and working capital of $78,420,274 as compared to cash of $99,039,334 and working capital of $96,903,057 at December 31, 2007. The change in cash and working capital of $18,004,058 and $18,482,783, respectively, is primarily due to the sale of the Company’s investment in LAT for which the Company received proceeds of $5,295,450, offset by cash exploration expenditures of $17,077,206, the placement of additional reclamation bonds of $1,378,115, and cash used in operations of $6,002,568.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 92.1% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.